SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            COLE NATIONAL CORPORATION

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    193290103
                                 (CUSIP NUMBER)

                                 Mark S. Bergman
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                                 (212) 373-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2001

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

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CUSIP No. 193290103
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  HAL Holding N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      - 0 -
  BENEFICIALLY OWNED BY EACH       ---------------------------------------------
           REPORTING               8    SHARED VOTING POWER
            PERSON
             WITH                       3,196,100
                                   ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        - 0 -
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,196,100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,196,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  HC
--------------------------------------------------------------------------------

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

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CUSIP No. 193290103
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  HAL International N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      - 0 -
  BENEFICIALLY OWNED BY EACH       ---------------------------------------------
           REPORTING               8    SHARED VOTING POWER
            PERSON
             WITH                       3,196,100
                                   ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        - 0 -
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,196,100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,196,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.001 per share (the "Common Stock"), of Cole National Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124.

Item 2.  Identity and Background.

         (a)-(c) and (f) This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by HAL Holding N.V. ("HAL Holding") and HAL International N.V. ("HAL International") (each a "Reporting Person" and together the "Reporting Persons").

         The principal business address of HAL Holding is c/o HAL International N.V., 5 Avenue des Citronniers, MC 98000 Monaco. The principal business address of HAL International is 5 Avenue des Citronniers, MC 98000 Monaco. The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons (the "Officers and Directors") are as follows:

                                                                         Principal Present       Country of
        Name                 Positions           Business Address            Occupation         Citizenship
Martijn van der Vorm   Managing Director of   HAL Holding N.V.         Chairman of the         The Netherlands
                       HAL International and  5 Avenue des Citronniers Executive Board of
                       Chairman of the        MC 98000                 HAL Holding
                       Executive Board of     Monaco
                       HAL Holding

Curacao Corporation    Managing Director of   De Ruyterkade 62         N/A                     a Netherlands
Company N.V.           HAL International      Curacao                                          Antilles
                                              Netherlands Antilles                             company

         The principal business of HAL Holding is making equity investments in public and private securities. The principal business of HAL International is making equity investments in public and private securities.

         HAL Trust holds all of the shares of HAL Holding. The trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. O. J. van der Vorm may be deemed to control two entities that together control a majority of voting power of the shares of the HAL Trust. Mr. O.J. van der Vorm's business address is c/o HAL Holding N.V., 5 Avenue des Citronniers, MC 98000, Monaco; he is retired and he is a citizen of The Netherlands. Mr. M. van der Vorm and Mr. O.J. van der Vorm disclaim beneficial ownership of the shares of Common Stock which are or may be deemed to be beneficially owned by HAL International.

         (d) None of Reporting Persons or the Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                               Page 5 of 8 Pages

         (e) None of the Reporting Persons or the Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of recent purchases of shares of Common Stock, as described in Item 5(c), which were acquired for an aggregate purchase price of $1,998,408. The source of the funds for these purchases was the working capital of HAL International.

Item 4.  Purpose of Transaction.

         HAL International acquired and continues to hold the shares of Common Stock reported in this statement for investment purposes. HAL International intends to review continuously its equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, HAL International may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of Common Stock or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         Under the Standstill Agreement, dated as of November 22, 1999 (the "Standstill Agreement"), by and between the Issuer and HAL International, HAL International shall not, indirectly or directly, acquire any Common Stock (or securities convertible, exchangeable or otherwise exercisable for Common Stock or other securities that are entitled to vote generally in the election of the Issuer's Board of Directors (the "Board")) if the effect of such acquisition would be to increase HAL International's aggregate beneficial ownership to greater than 25.0% of the total voting power of the Issuer's capital stock outstanding as of the date of measurement. A copy of the Standstill Agreement is attached as Exhibit 2 to this Schedule 13D and is hereby incorporated by reference into this Item 4.

         Under the Standstill Agreement, HAL International has the right to nominate one member of the Board, if, prior to June 30, 2001, HAL International acquires 20.0% or more of the total voting power of the Issuer's capital stock. If HAL International exercises this right, the Issuer has agreed to increase the number of members of the Board by one member and to fill the vacancy with HAL International's nominee. HAL International currently intends to exercise this nomination right. Under the Standstill Agreement, the Issuer has also agreed to use its best efforts to cause the Board to solicit proxies for, and recommend that the Company's stockholders vote in favor of, HAL International's nominee. HAL International's right to nominate one Board member will

                                                               Page 6 of 8 Pages

continue until the earlier of November 22, 2004 and the date on which HAL International owns less that 10.0% of the total voting power of the Issuer's capital stock.

         Pursuant to the Standstill Agreement, the Issuer redeemed the rights under the Rights Agreement, dated as of August 22, 1995, by and between the Issuer and National City Bank, as rights agent, as amended and adopted a new rights agreement that permits HAL International to increase its ownership above the 15.0% threshold to 25.0% of the Common Stock outstanding at any time.

         Under the Standstill Agreement, through the Issuer's annual meeting of stockholders for and during 2001, HAL International shall vote its Common Stock for the election of the slate of nominees for election to the Board selected by a majority of the members of the Board and, except with respect to certain specified matters, for the approval of all matters recommended by a majority of the directors of the Board.

         Except as described above in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Schedule 13D, Item 4, paragraph (a) through (j).

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on June 12, 2001, HAL International beneficially owned 3,196,100 shares of Common Stock which constitutes 20.3% of the issued and outstanding shares of Common Stock based on 15,780,894 shares of Common Stock outstanding as of June 12, 2001 according to the Issuer.

         As described in Items 2 and 5(b), HAL Holding, Mr. M. van der Vorm and Mr. O.J. van der Vorm may be deemed to beneficially own the shares of Common Stock owned by HAL International; however, they all disclaim beneficial ownership of such shares.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by each of them.

         All of the Common Stock is directly owned by HAL International. HAL Holding owns all the outstanding shares of HAL International. All decisions regarding voting and disposition of the Common Stock are made by HAL International through its board of directors and HAL Holding through its executive board. As such, HAL Holding may be deemed to have shared voting and dispositive power over the shares of Common Stock which are or may be deemed to be beneficially owned by HAL International; however, HAL Holding disclaims such beneficial ownership.

         HAL Trust holds all of the shares of HAL Holding. The trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. O. J. van der Vorm may be deemed to control two entities that together control a majority of voting power of the shares of the HAL Trust. They disclaim

                                                               Page 7 of 8 Pages

beneficial ownership of the shares of Common Stock which are or may be deemed to be beneficially owned by HAL International.

         (c) During the last sixty days, the only transactions in the Common Stock of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market purchases on the New York Stock Exchange by HAL International:

--------------------------------------------------------------------------------
                                                             PRICE PER SHARE
TRANSACTION DATE        NUMBER OF SHARES PURCHASED        (INCLUDING COMMISSION)
----------------        --------------------------        ----------------------
--------------------------------------------------------------------------------
June 6, 2001                     9,300                          $14.80
--------------------------------------------------------------------------------
June 7, 2001                    20,800                          $14.73
--------------------------------------------------------------------------------
June 8, 2001                    10,400                          $14.77
--------------------------------------------------------------------------------
June 11, 2001                   35,000                          $14.86
--------------------------------------------------------------------------------
June 12, 2001                   60,000                          $14.67
--------------------------------------------------------------------------------

         (d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by HAL International.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth above in Item 4 is incorporated in this Item 6 by reference as if fully set forth in this Item.

Item 7.  Material to be Filed as Exhibits.

         The following are filed as exhibits to Schedule 13D.

                  (1) Joint Filing Agreement, dated as of June 15, 2001, between HAL Holding N.V. and HAL International N.V.

                  (2) Standstill Agreement, dated November 22, 1999, by and between Cole National Corporation and HAL International N.V.

                                                               Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 15, 2001


                                   HAL HOLDING N.V.,
                                   A Netherlands Antilles Company


                                   By:  /s/ Martijn van der Vorm
                                        ---------------------------------------
                                        Name:     Martijn van der Vorm
                                        Title:    Authorized Signatory


                                   HAL INTERNATIONAL N.V.,
                                   A Netherlands Antilles Company


                                   By:  /s/ Martijn van der Vorm
                                        ---------------------------------------
                                        Name:     Martijn van der Vorm
                                        Title:    Managing Director